UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-150282

MACRO SECURITIES DEPOSITOR, LLC.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

73 Green Tree Drive #9 Dover, DE 19904 (888) MACROS1
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

MACROSHARES $100 OIL UP SHARES
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐     17 CFR 240.12d2-2(a)(1)

☐     17 CFR 240.12d2-2(a)(2)

☐     17 CFR 240.12d2-2(a)(3)

☐     17 CFR 240.12d2-2(a)(4)

☐     Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☑     Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities and Exchange Act of 1934, MACRO Securities Depositor, LLC. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 5, 2008	/s/ SAMUEL MASUCCI, III	President and Principal Executive Officer
Date	Name	Title

This voluntary delisting from the NYSE Alternext US, LLC formerly known as the American Stock Exchange under the trading symbol "UOY" is a result of MACRO Securities Depositor, LLC's pending move to the New York Stock Exchange. MACROSHARES $100 OIL UP SHARES  first day of trading on the New York Stock Exchange under the trading symbol "UOY" is expected to be November 14, 2008.